Exhibit 99.1

Subsea 7 awarded contract, West of Shetland

Luxembourg – February 2, 2012 – Subsea 7 S.A. (Oslo Børs: SUBC) announced today the award of a contract valued at approximately $100 million from BP Exploration Operating Company Limited for the Clair Ridge Project, West of Shetland. The Clair Ridge development will comprise two new, bridge-linked platforms to be located to the North-East of Clair Phase 1.

The contract scope includes the project management, engineering, procurement, fabrication and installation of a 6km 22” oil export pipeline and a 14km 6” gas export pipeline connected to the new production facilities and existing Clair Phase 1 export systems. The pipeline systems will allow product to be transported from Clair Ridge to Sullom Voe Terminal (SVT) via a dedicated gas export pipeline spur tied into the Clair Phase 1 pipeline, and the associated gas will again be tied into West of Shetland Pipeline System via the gas export pipeline.

The 22” oil export pipeline bundle will be fabricated at Subsea 7’s Wester site facility in Wick, Scotland and will be installed using the Controlled Depth Tow Method. The 6” gas export pipeline will be fabricated at Subsea 7’s Vigra spoolbase. The scope also includes tie-ins of integrated subsea towhead structures, field testing and pre-commissioning activities.

Engineering and project management will commence from our Aberdeen office in early 2012, with offshore operations due to commence in 2013.

Steph McNeill, Subsea 7's Vice President, UK said: “We are pleased to be awarded this major pipeline project by BP, which builds upon our unique bundle technology. Fabrication will take place at our Wick facility in Scotland, which has a proven track record of successful bundle design, fabrication and installation, securing work for approximately 100 people. We look forward to helping bring on-stream the Clair Ridge Project in an efficient, timely and safe manner."

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Subsea 7 S.A. is a seabed-to-surface engineering, construction and services contractor to the offshore energy industry worldwide.
We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

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Contact:
Karen Menzel
Subsea 7 S.A.
+44 (0)20 8210 5568
karen.menzel@subsea7.com
www.subsea7.com

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Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  These forward-looking statements include, but are not limited to, statements as to the value of the awarded contract, statements as to the date of commencement and completion of each awarded contract and statements as to the scope of each awarded contract.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from

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our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.

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